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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     _______)*

                      PLYMOUTH COMMERCIAL MORTGAGE FUND
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                                (Name of Issuer)


                    COMMON SHARES OF BENEFICIAL INTEREST
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                       (Title of Class of Securities)


                                   0-2144
            -----------------------------------------------------
                          (Commission File Number)



             CHRISTOPHER GOLDSBURY, JR., 200 CONCORD, SUITE 620,
                 SAN ANTONIO, TEXAS 78216    (210) 930-1251
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                              DECEMBER 26, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                               Page 1 of 4 Pages

                                  SCHEDULE 13D
-----------------------------                          -------------------------
Commission File No. 0-2144                                Page  2  of  4  Pages
-----------------------------                          -------------------------


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  1       NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Christopher Goldsbury, Jr.             ###-##-####

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  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]

          (b)                                                          [ ]


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  3       SEC USE ONLY



--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

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                          7        SOLE VOTING POWER
        NUMBER OF
                                           200,000
         SHARES           ------------------------------------------------------
                          8        SHARED VOTING POWER
      BENEFICIALLY
                                           0
        OWNED BY          ------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                           200,000
        REPORTING         ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
         PERSON
                                           0

--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  200,000

--------------------------------------------------------------------------------
  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]


--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  21.7%

--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

Item 1.  Security and Issuer.

         This statement relates to common shares of beneficial interest, no par value ("Common Stock"), of Plymouth Commercial Mortgage Fund, a Delaware business trust (the "Issuer"). The principal executive offices of the Issuer are located at 13333 Blanco Rd., Suite 314, San Antonio, Texas 78216-7756.

Item 2.  Identity and Background.

         Christopher Goldsbury, Jr. is an individual whose business address is 200 Concord Plaza, Suite 620, San Antonio, Texas 78216. The principal occupation of Mr. Goldsbury is the management of his personal investments and investments held by his affiliates.

         During the last five years, Mr. Goldsbury has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Goldsbury has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Goldsbury is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The $2,000,000 used for the purchase of the 200,000 shares of Common Stock came from the personal funds of Mr. Goldsbury.

Item 4.  Purpose of Transaction.

         The purpose of the transaction is an investment in the Common Stock of the Issuer.

         Mr. Goldsbury intends to review continuously his investment in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, Mr. Goldsbury may determine from time to time to dispose of all or a portion of his shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

         Mr. Goldsbury owns 200,000 shares of Common Stock (the "Shares"), or 21.7% of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the Common Stock of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between Mr. Goldsbury and any person with respect to the Common Stock of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d- 1(f) nor are there any written agreements, contracts, arrangements, understandings, plans or proposals relating to (i) the borrowing of funds to finance Mr. Goldsbury's acquisition of the Shares, (ii) the acquisition of Issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or (iii) the transfer or voting of the Shares, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy.





                               Page 3 of 4 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:February 21, 1997
     -----------------



                                            /s/Christopher Goldsbury, Jr.
                                            ---------------------------------
                                            Christopher Goldsbury, Jr.







                               Page 4 of 4 Pages